HYDROGENICS

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POWER
TO
FUEL
TO
GAS
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TO
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Q1 2013 Earnings Presentation
May 2013

Daryl Wilson CEO
Bob Motz CFO

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q1 Highlights

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- Revenue of $12.3 million, up 115% over 2012's Q1 and nearly 25% higher sequentially versus Q4
  - Gross margin 29.0% of revenue
- Won E.ON order for 1 MW PEM energy storage facility
- Backlog solid at $55 million
- Recognized by CleanEquity Monaco for "Excellence in the Field of Environmental Technology Commercialization"
- Completed secondary offering on April 30, 2013
  - Raised net proceeds of $6.2 million
  - Balance sheet strong with cash of $18 million
  - Able to fund expected growth going forward
- Clear site to profitability







Industry Leading Strategic Investors

Recent Share Offering Supports Capital for Growth and Enhances Institutional Holdings

Shareholder Composition

Widely Held


25%
58%
12%
5%

GM

COMMSCOPE

- Invested $8.5M in August, 2010
- Signed agreement to develop and distribute specialized hydrogen power systems

ENBRIDGE

- Invested $5M in April, 2012
- Signed agreement to jointly develop utility scale energy storage in North America

Energy Storage: Market Gathers Momentum

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- Order from E.ON for first PEM megawatt facility in Hamburg
  - Showcased at German “Hanover Fair”
  - Shipment later in 2013
  - Only offering on the market with single stack architecture
  - Platform for multi-megawatt projects (10MW-100MW) in future
- Bidding on numerous RFPs – working with Enbridge in N.A.
- Have now won 6 of 18 energy storage sites in Germany alone
- Seeing more mass adoption
  - Tied to both natural gas infrastructure and fueling stations





Power Systems: Orders Expanding

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- CommScope
  - Several hundred units produced and shipped
  - Market development activity in EU and Asia
  - Application has now passed "tire kicking"
  - Normal commercial orders are 500-1000 units per block
  - Time to close orders on new application is improving
  - Numerous sizable bids are in process
  - Larger scale data centre applications in telecom also under development



- $90M Propulsion Contract
  - Work progressing & revenue booked

- Bidding on other opportunities primarily in heavy-duty transportation applications (buses, trucks, etc.)

Hydrogenics Can Build More than 1,200 Units Annually

Market Overview

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	Strategy	Market Update
Energy Storage $10-50 B Market	• First to market with cost-effective utility scale application • Leading utility/energy partners • Strong IP and field deployment experience	• Enbridge partnership ongoing • Another E.ON win • Bidding on numerous opportunities in Germany & N.A.
Power Systems $2-3 B Market	• Establish profitable recurring commercial revenue • Strong OEM Partners • Realize technology value in focused project applications	• Telecom B/U power now in production with CommScope • Working on $90M OEM award • Strong product & project base
OnSite Hydrogen Generation $100 M Market	• Steady growth for industrial markets • Taking share from competitors • Ongoing technology leadership	• Expect further growth within industrial markets during 2013 • Continue to win fueling station orders in Europe and elsewhere

On Track to Profitability

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Profitability
> $50M Revenue
30% Gross Margin Target
Scale is Achievable
at Current Fixed Cost Level
Revenue Potential
Power Systems Application Development
Hydrogen Generation (Industrial)
Energy Storage
Power Systems Volume
Hydrogen Generation (Industrial & Fueling)
Energy Storage Application Sales
Power Systems Applications
Hydrogen Generation (Industrial & Fueling)
Technology Foundation Building
Inflection & Transition
Multiple platforms for significant growth
Past
Present
Future

Summary

- Growth story gaining momentum
- Customer base expanding
- With Balance Sheet strong, ready for larger orders
- Moving towards profitability







Revenue

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Three months ended March 31, 2013



Revenue
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
5.7
12.3
115%
Power Systems
OnSite Generation
2012
2013



Revenue by Business Unit
$M
8
6
4
2
0
5.2
6.3
0.5
6.0
2012
2013
OnSite Generation
Power Systems

Notes

Revenue for the first quarter increased 115% to $12.3 million, reflecting: (i) increased revenue in the Power Systems business segment resulting from the Company's contract for integrated power propulsion systems; (ii) a partial delivery of the order for fuel cell modules to our partner, CommScope Inc. and; (iii) increased revenue in OnSite Generation as a result of growth in industrial gas markets.

Gross Profit

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Three months ended March 31, 2013


Gross Profit
%
40
30
20
10
0
14.7 Percentage Points
14.1
28.8
2012
2013
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
45
40
35
30
25
20
15
10
5
0
15.2
17.0
1.9
41.2
OnSite Generation
Power Sytems
2012
2013

Notes

Gross profit was $3.5 million, or 28.8% of revenue, an increase of 14.7 percentage points year-over-year, primarily reflecting improved product mix within the Company's Power Systems business unit. Also contributing to the gross profit increase was the effect of product costs reductions through supply chain management initiatives and product design innovation in the Company's OnSite Generation business.

Cash Operating Costs

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Three months ended March 31, 2013



$M
5
4
3
2
1
0
7%
3.5
3.8
1.1
0.9
2.4
2.9
R&D
SG&A
2012
2013

Notes

- Cash Operating Costs were $3.8 million, an increase of 7%, resulting from a $0.5 million increase in marketing efforts and a higher level of activity associated with commercial activates, partially offset by $0.2 million of reduced research and development activities.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 15 for a reconciliation of this measure to loss from operations.

Q1 Results

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(in $ millions)

	Three months ended March 31				Change	
		2013		2012	$	%
Revenue	$	12.3	$	5.7	6.6	115
Gross Profit (excluding amortization and depreciation)		3.5		0.8	2.7	340
Percentage of revenues		*28.8*		*14.1*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		3.4		2.8	0.6	21
Research and product development		0.9		1.1	(0.2)	(18)
Adjusted EBITDA	$	(0.8)	$	(3.1)	(2.3)	(74)

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 16 for a reconciliation of this measure to net loss.

Order Backlog

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As at March 31, 2013

($M)

	Dec. 31/12 Backlog	Orders Received	Orders Delivered	Mar. 31/13 Backlog
OnSite Generation	$ 18.9	$ 2.2	$ 6.3	$ 14.8
Power Systems	41.1	5.1	6.0	40.2
Total	$ 60.0	$ 7.3	$ 12.3	$ 55.0

Consolidated Balance Sheet

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($M)

	Mar. 31, 2013	Dec. 31, 2012	Change $	Change %
Cash and cash equivalents and restricted cash	$ 12.2	$ 16.8	(4.6)	(27)
Trade, other and grants receivable	6.7	5.6	1.1	19
Inventories	12.8	12.2	0.6	5
Trade and other payables	11.8	11.9	(0.1)	(1)
Warrants	1.4	1.5	(0.1)	(13)

Reconciliation of Non-IFRS Operating Costs

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($M)

	Three months ended March 31, 2013	Three months ended March 31, 2012
Cash operating costs	$ 3.8	$ 3.5
Less: Gross profit	(3.5)	(0.8)
Add: Stock-based compensation	0.1	0.2
Add: Deferred compensation plans indexed to share price	0.4	0.2
Add: Amortization and depreciation	0.2	0.2
Loss from operations	$ 1.1	$ 3.3

Reconciliation of Non-IFRS Adjusted EBITDA

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($M)

	Three months ended March 31, 2013		Three months ended March 31, 2012	
Adjusted EBITDA loss	$	0.8	$	3.1
Add: Amortization and depreciation		0.2		0.2
Add: Finance (income) loss, net		0.5		(0.1)
Net loss	**$**	**1.5**	**$**	**3.2**

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